UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2020

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 11, 2020, Akari Therapeutics, Plc (the “Company”) issued unaudited interim condensed consolidated financial statements as of September 30, 2020, prepared in accordance with generally accepted accounting principles in the United States, together with the Company’s Management Discussion and Analysis of Financial Condition and Results of Operations for the same period. Attached hereto and incorporated by reference herein are the following exhibits:

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2020
99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2020

In addition, on December 11, 2020, the Company issued a press release announcing its third quarter 2020 financial results and recent clinical progress highlights. A copy of the press release is attached hereto as Exhibit 99.3 and incorporated herein by reference.

The information contained in Exhibits 99.1 and 99.2 and the statements under “Third Quarter 2020 Financial Results”, the accompanying financial statements and “Cautionary Note Regarding Forward-Looking Statements” of Exhibit 99.3 are hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of September 30, 2020

99.2	Management Discussion and Analysis of Financial Condition and Results of Operations as of September 30, 2020

99.3	Press release dated December 11, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: December 11, 2020